Exhibit 99.2

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jens Peter Stenvang
2.	Reason for the notification
a)	Position/status	Employee elected member of the Board of Directors of Zealand Pharma A/S
b)	Initial notification/Amendment	Initial notification

3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Zealand Pharma A/S, CVR-no. 20045078
b)	LEI[1]	549300ITBB1ULBL4CZ12
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Shares
	Identification code	DK0060257814

b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 101,20	1.500

d)	Aggregated information
	- Aggregated volume	DKK 151.800
- Price

e)	Date of the transaction	24 March 2020
f)	Place of the transaction	Nasdaq Copenhagen A/S, XCSE